UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Grandview Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 E 42nd Street, Suite 1310
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bret Logue **510-967-7645**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Turner, Stone & Company
(Name - if individual, state last, first, middle name)

12700 Park Central Drive, Suite 1400	**Dallas**	**TX**	**78251**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bret Logue, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Grandview Capital Markets, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Bret Logue
Signature

Managing Partner
Title

Subscribed and sworn to before me this 27th day of February ~~2016~~ 2020

Notary Public

DAVID HELMAN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HE6107875
Qualified in Nassau County
Commission Expires April 12, 2020

CERTIFICATES FILED IN ALBANY, BRONX, KINGS, NEW YORK, ORANGE, PUTNAM, QUEENS, RICHMOND, ROCKLAND SUFFOLK, AND WESTCHESTER COUNTIES

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANDVIEW CAPITAL MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2019
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

GRANDVIEW CAPITAL MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member of Grandview Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grandview Capital Markets, LLC (the "Company") as of December 31, 2019 and the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/ Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com


INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Opinion on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule I (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner Stone & Company L.L.P.

Certified Public Accountants

We have served as the Company's auditor since 2019.

February 27, 2020

GRANDVIEW CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	64,238
Accounts receivable		55,000
Prepaid expenses		1,386
Right of use asset		261,509
Security deposit		75,451
TOTAL ASSETS	$	457,584

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	62,011
Lease liability		273,773
TOTAL LIABILITIES	$	335,784
MEMBER'S EQUITY		121,800
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	457,584

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

2

GRANDVIEW CAPITAL MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE		
Advisory fees	$	365,671
Total revenue		365,671
OPERATING EXPENSES		
Consulting		223,360
Salaries and related		134,120
Legal and professional fees		84,490
Lease		79,987
Insurance		59,343
Taxes and licenses		4,363
Travel and entertainment		1,421
Office		3,007
Other operating expenses		282
Total operating expenses		590,373
NET LOSS	$	(224,702)

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

3

GRANDVIEW CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

MEMBER'S EQUITY, JANUARY 1	$	128,845
Net LOSS		(224,702)
Member contributions		217,657
MEMBER'S EQUITY, DECEMBER 31	$	121,800

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

4

GRANDVIEW CAPITAL MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

OPERATING ACTIVITIES

Net loss	$	(224,702)
In-kind contributions		152,657
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Increase in accounts receivable		(45,000)
Decrease in prepaid expenses		549
Decrease in due from parent		6,319
Increase in accounts payable and accrued expenses		62,011
Amortization of right of use asset		(374)
Net cash used in operating activities		(48,540)

FINANCING ACTIVITIES

Member contributions		65,000
Cash provided by financing activities		65,000

INVESTING ACTIVITIES — -

NET INCREASE IN CASH AND CASH EQUILAVENTS — 16,460

CASH AND CASH EQUILAVENTS AT BEGINNING OF YEAR — 47,778

CASH AND CASH EQUILAVENTS AT END OF YEAR — $ 64,238

Supplemental disclosure of non-cash investing and financing activities:

Recognition of right of use asset and lease liability	$	423,357
Amortization of right of use asset and lease liability	$	2,454

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements.

Note 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business

Grandview Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, a Delaware limited liability company ("LLC"), received its approval for membership on December 22, 2010.

The Company conducts business in the private placement of securities, merger and acquisition advisory services, and best efforts underwriting.

Since the Company is an LLC, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Liquidity and Capital Resources

The Company's prospects are subject to certain risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings as well as other risks and uncertainties.

The Company has historically funded its operations through advisory fee revenue and equity contributions. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which is required by the SEC and FINRA.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence. At December 31, 2019, management considers all accounts receivable to be fully collectible, therefore no allowance for uncollectible amounts is necessary.

Revenue Recognition

The Company records revenue under the provisions of ASC 606, Revenue from Contracts with Customers. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts.

Significant Judgments

Revenue from contracts with customers includes advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract' and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized at the time the services are completed and the income is reasonably determinable.

Reimbursable expense income is recognized at the time the expenses are incurred.

Concentrations

During the year ended December 31, 2019, three customers earned 72%, 16% and 12% of total revenues. As of December 31, 2019, 100% of the accounts receivable was due from one customer.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes are provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provision of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary

Management Review

The Company evaluated subsequent events through the date of the independent auditors report, the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Note 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $34,963, which was $29,963 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 212.44%.

Note 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an entity under common control (the "Affiliate"), wherein the Company reimburses the Affiliate for expenses paid on its behalf. These expenses include, but are not limited to, employee salaries, rent, office and administrative supplies and travel. Such expenses are categorized accordingly and reflected on the accompanying Statement of Operations. The Company recorded $197,638 in expenses during the year ended December 31, 2019. In addition, the affiliate reimburses the Company for rent. The total reimbursed to the Company for rent for the year ended December 31, 2019 was $79,984. The amount outstanding to the Affiliate under the agreement as of December 31,2019 was $0.

Note 4 - LEASES

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is the libor rate, which was 3% at inception. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for the lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight -line basis over the lease term.

Maturities of lease liabilities under noncancelable leases as of December 31, 2019:

2020	$149,524
2021	124,249
Total	$273,773

Note 5 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under operating leases expiring in October 2021. Total rent expense under the leases was $79,987 for the year ended December 31,2019.

Future minimum lease commitments under non-cancelable operating leases at December 31 are as follows:

2020	$142,865
2021	133,401
Total minimum lease payments	$276,266

Note 5 - COMMITMENTS AND CONTINGENCIES (continued)

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC450) and Accounting Standards Codification 440 Commitments (ASC 440). Management has determined that no other significant commitments and contingencies exist as of December 31, 2019.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there were no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 6 - RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 "Leases" (ASU 2016-02) and subsequently issued supplemental adoption guidance and clarification (collectively, Topic 842). Topic 842 amends a number of aspects of lease accounting, including requiring lessees to recognize right-of-use assets and lease liabilities for operating leases with a lease term greater than one year. Topic 842 supersedes Topic 840 "Leases." On January 1, 2019, the Company adopted Topic 842 using the modified retrospective approach. Results for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under Topic 840. We elected the package of practical expedients permitted under the transition guidance within Topic 842, which allowed us to carry forward the historical lease classification, retain the initial direct costs for any leases that existed prior to the adoption of the standard and not reassess whether any contracts entered into prior to the adoption are leases. We also elected to account for lease and non-lease components in our lease agreements as a single lease component in determining lease assets and liabilities. In addition, we elected not to recognize the right-of-use assets and liabilities for leases with lease terms of one year or less. Upon adoption of Topic 842, we recorded $423,357 of right-of-use assets and operating lease liabilities as of January 1, 2019. The adoption did not have a material impact on our Consolidated Statements of Operations or Consolidated Statements of Cash Flows

GRANDVIEW CAPITAL MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2019

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	121,800
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		
Accounts receivable		(10,000)
Prepaid expenses		(1,386)
Security deposit		(75,451)
NET CAPITAL		34,963
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		62,011
Lease liability		12,264
Total aggregate indebtedness		74,275
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		5,000
Excess net capital		29,963
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	28,963
Percentage of aggregate indebtedness to net capital		212.44%

Note: The above computation does not differ from the computation of net capital Under Rule 15c3-1 as of December 31, 2019 as reported by Grandview Capital Markets, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.



Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Member of
Grandview Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Grandview Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Grandview Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(2)(i) (the exemption provisions) and (2) Grandview Capital Markets, LLC stated that Grandview Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Grandview Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grandview Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner Stone & Company L.L.P.

Certified Public Accountants
Dallas, Texas
February 27, 2020

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

GRANDVIEW CAPITAL MARKETS, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2019

We, as members of management of Grandview Capital Markets, LLC (the Company) are responsible for complying with 17 C.F.R, 240. 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R, 240.17a-5 and the exemption provisions in 17 C.F.R, 240.153-3(k) ("the exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R, 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R, 240. 15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019 without exception.

The Company is exempt from the provisions of 17 C.F.R, 240. 15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Grandview Capital Markets, LLC



Bret Logue

CEO

Date: February 27, 2020